SUPPL

ROCK RESOURCES INC.
#2120 – 1055 W. Hastings Street, Vancouver, BC, Canada, V6E 2E9
Web Site: www.rockresources.com • Email: info@rockresources.com
TSX Venture: RCK

02 OCT 28 AM 9:56

KCSA Public Relations Worldwide
Les Schupak (investor relations)/ Joseph A. Mansi
(212) 896-1207 / (212) 896-1205
lschupak@kcsa.com / jmansi@kcsa.com

02060029

82-4504

NEWS RELEASE – October 25, 2002
ROCK RESOURCES INC. ANNOUNCES RESIGNATION OF TOM KENNEDY

VANCOUVER, B.C., October 25, 2002 – Rock Resources Inc. ("RCK') announced today the resignation of Tom Kennedy as a Director of the Company. Mr. Kennedy has also resigned as Vice President of Corporate Communications. Both resignations were tendered at the request of the Board.

In addition to resigning, Mr. Kennedy has agreed to place all shares and other securities of the Company owned by himself and his family under the joint control of a Company representative and himself. Under this arrangement, the shares can only be sold with the agreement of the Company. During the currency of this undertaking the shares will be voted in accordance with instructions from the Company's Attorney and certain of those securities are to be deposited with the Company's Attorney as security for the performance of Mr. Kennedy's obligations to the Company.

In addition to the foregoing, the Company has agreed to settle a $195,117 debt claim of Mr. Kennedy's wife by issuing 195,000 shares of Rock's common stock. These shares will also be subject to the voting and sale arrangement set out above. This is a "shares for debt" agreement and as such is subject to the approval of the TSX Venture Exchange.

In announcing Mr. Kennedy's resignation, Graeme Rowland, Rock's Chairman, said: "These changes represent a significant shift in the direction of our strategic objectives and our management course for the future. We have a strong board of directors with a broad base of expertise and an excellent management team to take the Company forward."

About Rock Resources Inc.

Rock Resources, a Vancouver-based mineral resources exploration company, specializes in the drilling of gold and diamond properties in the Southwestern United States and the Province of Ontario. The Company acquires properties that have already been identified as excellent prospects for the discovery of significant quantities of precious minerals, and pursues an aggressive program of exploration. It operates either independently or forms strategic partnerships with other companies with compatible interests in the regions.

On behalf of the Board of Directors:

"Graeme Rowland"
Graeme Rowland, Chairman

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

You may register to receive Rock Resources Inc.'s prior and future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the "KCSA Interactive Platform" icon at www.kcsa.com.

dlw 11/27